Profit and Loss

Casa de Chocolates
January 1-April 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Channel Sales	0
Shopify Sales	48,548.16
Total for Channel Sales	**$48,548.16**
Sales from Square and Cash	229,003.27
Total for Income	**$277,551.43**
Cost of Goods Sold	
Cost of Goods Sold	43,471.81
Merchant Selling Fees	0
Shopify Subscription Fees	4,831.29
Total for Merchant Selling Fees	**$4,831.29**
Packaging	20,075.55
Shipping	1,074.55
Total for Cost of Goods Sold	**$69,453.20**
Gross Profit	**$208,098.23**
Expenses	
Accounting	3,942.99
Advertising & Marketing	42.16
Bank Charges & Fees	29.70
Benefits	12,097.28
Dues and Subscriptions	141.01
Fuel	229.61
Insurance	13,821.80
Interest Paid	2,645.07
Job Supplies	2,021.04
Legal & Professional Services	23.85
Meals & Entertainment	1,501.02
Office Supplies	270.00
Payroll Expenses	0
Company Contributions	0
Health Insurance	-1,586.24
Total for Company Contributions	**-$1,586.24**
Taxes	14,949.38
Wages	153,066.50
Total for Payroll Expenses	**$166,429.64**
Phone and Internet	1,095.21
Rent & Lease	36,035.04
Repairs & Maintenance	744.39
Software Expense	886.92
Square Fees	236.00

Profit and Loss

Casa de Chocolates

January 1-April 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Storage	3,245.20
Taxes & Licenses	3,832.32
Travel	96.73
Uniforms	2,770.04
Utilities	9,687.74
Total for Expenses	**$261,824.76**
Net Operating Income	**-$53,726.53**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**-$53,726.53**

Balance Sheet

Casa de Chocolates
As of April 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
OPERATING ACCOUNT - FREMONT	29,977.50
Register	200.00
Wells Fargo	
WF Checking 6333	
WF Merchant Checking 6077 - CLOSED	
Total for Bank Accounts	**$30,177.50**
Accounts Receivable	
Other Current Assets	
Employee Advance	1,400.00
Inventory Asset	25,474.03
Total for Other Current Assets	**$26,874.03**
Total for Current Assets	**$57,051.53**
Fixed Assets	
Accumulated Amortization	-499.00
Accumulated Depreciation	-182,094.48
Equipment	177,647.48
Intangible Assets	550.00
Park Blvd Build Out Costs	36,361.65
Total for Fixed Assets	**$31,965.65**
Other Assets	
Security Deposits	7,876.00
Total for Other Assets	**$7,876.00**
Total for Assets	**$96,893.18**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Capital One CC 9095 - CLOSED	
CHASE CREDIT CARD (5150) - 3	
Costco CC (2349) - 2	16,231.64
Due to Chuche	18.73

Balance Sheet

Casa de Chocolates
As of April 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Cards	**$16,250.37**
Other Current Liabilities	
Direct Deposit Payable	
Merchant Loan - Shopify	
Payroll Liabilities	$0.05
Cal Savers Contribution	
CA PIT / SDI	-389.88
CA SUI / ETT	-267.32
Federal Taxes (941/943/944)	-307.04
Federal Unemployment (940)	-992.23
Retirement Savings Deduction Plan	349.36
Total for Payroll Liabilities	**-$1,607.06**
Starting Balance difference 1 1 23	
Total for Other Current Liabilities	**-$1,607.06**
Total for Current Liabilities	**$14,643.31**
Long-term Liabilities	
Loan - Isabel Hernandez	10,000.00
PCV Loan	81,590.47
Total for Long-term Liabilities	**$91,590.47**
Total for Liabilities	**$106,233.78**
Equity	
Retained Earnings	119,648.42
Net Income	-53,726.53
Opening Balance Equity	83,328.05
Owner's Investment	-16,000.00
Owner's Pay & Personal Expenses	-$106,496.48
Jesus's Owners Draws	-13,516.00
Linda's Owners Draws	-22,578.06
Total for Owner's Pay & Personal Expenses	**-$142,590.54**
Total for Equity	**-$9,340.60**
Total for Liabilities and Equity	**$96,893.18**

Casa de Chocolates

Statement of Cash Flows

January - April, 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	-53,726.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Employee Advance	3,000.00
Costco CC (2349) - 2	-841.79
Direct Deposit Payable	0.00
Payroll Liabilities	0.05
Payroll Liabilities:CA PIT / SDI	0.00
Payroll Liabilities:CA SUI / ETT	-0.03
Payroll Liabilities:Cal Savers Contribution	0.00
Payroll Liabilities:Federal Taxes (941/943/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-915.88
Payroll Liabilities:Retirement Savings Deduction Plan	-76.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,166.31**
Net cash provided by operating activities	**$ -52,560.22**
INVESTING ACTIVITIES	
Park Blvd Build Out Costs	-23,542.87
Net cash provided by investing activities	**$ -23,542.87**
FINANCING ACTIVITIES	
PCV Loan	-4,975.49
Net cash provided by financing activities	**$ -4,975.49**
NET CASH INCREASE FOR PERIOD	**$ -81,078.58**
Cash at beginning of period	111,256.08
CASH AT END OF PERIOD	**$30,177.50**